Exhibit 99.1

SYDNEY ANALYST AND INVESTOR TOUR

20

July 2017

SYDNEY ANALYST AND INVESTOR TOUR

20 July 2017

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

statements about the company’s future performance;

projections of the company’s results of operations or financial condition;

statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;

expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

expectations concerning dividend payments and share buy-backs;

statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

statements regarding tax liabilities and related audits, reviews and proceedings;

statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued)

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,”

“objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2017, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

NOTE TO THE READER

As of 30 June 2016, the Company changed its reportable operating segments. Previously, the Company reported on three operating segments: (i) North America and Europe Fiber Cement, (ii) Asia Pacific Fiber Cement, and (iii) Research and Development. As of 30 June 2016, the Company began reporting on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European business is now reported in the International Fiber Cement segment, along with the other businesses that were historically reported in the Asia Pacific Fiber Cement segment, and (ii) business development, including some non-fiber cement operations, such as our windows business in North America, are now reported in the Other Businesses segment as opposed to previously being reported in the North America and Europe Fiber Cement segment. The Company has provided its historical segment information for the fourth quarter and full year ended 31 March 2016 and 2015 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 17 of our consolidated financial statements for further information on our segments.

USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY

This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measure for the same purposes. These financial measures include:

Adjusted EBIT;

Adjusted EBIT margin;

Adjusted net operating profit;

Adjusted diluted earnings per share;

Adjusted operating profit before income taxes;

Adjusted income tax expense;

Adjusted effective tax rate;

Adjusted EBITDA; and

Adjusted selling, general and administrative expenses (“Adjusted SG&A”)

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure.

Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation , including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation.

In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation.

Agenda

James Hardie – Australian context

Australian market overview

Our Focus

Our Performance

Our Growth Investment

James Hardie – a growth business in a mature market

An unwavering focus on the health and safety of our people.

A long standing commitment to and track record of market valued innovation.

A unique market development model, transforming the Australian way to build.

A commitment to local manufacturing, investing in capacity and quality.

The Australian business in context – FY17

8

2 EBIT excludes asbestos, asset impairments, ASIC expenses, non-recurring stamp duty and/or New Zealand weathertightness claims.

3 Sales volume excludes Australian Pipes business sold in the first quarter of fiscal year 2016

We provide products for all major segments in the building market

Home Improvement Detached Semi-detached

Low-rise Mid-rise Mixed Commercial

10 year volume CAGR 4%. 10 year revenue CAGR 7%.

We have wide channel distribution enabling us to serve all end user building segments…

The Australian Fibre Cement Market

Home Commercial improvement builders specialists and DIY

Suppliers & key players Channel End user segments

Small-Volume medium builders builders others

Medium density builders

Unequalled distribution across ALL channels

… with a product portfolio that delivers growth through the market cycle…

Adoption / Penetration Ceilings Rate and Walls, Linings facades and floors

MATURITY

Decking

GROWTH and fire walls

EMERGING

Life Cycle Progression

Products in all market lifecycles

…and transforming Australian ceilings and linings

HardieGroove™ lining

Villaboard® lining

ARChitectural™ InRaw™ panel Versilux® lining

ExoTec™ cladding – durable, low-maintenance, impact resistant, and deemed non-combustible

…transforming Australian walls…

Linea™ weatherboards Stria™ cladding

Axon™ cladding Matrix™ cladding

…transforming floors…

Scyon™ Secura™ interior flooring

…transforming Australian decking…

HardieDeck™ decking

We are near the cyclical market peak…

FY17 relative to FY16 (YOY change) addressable market

Segment National Eastern seaboard Rest of country

Detached residential +1% starts +8% starts -17% starts Medium density residential +17% starts +23% starts +6% starts High density residential -1% starts +1% starts -17% starts

Home Improvement +3% by dollars (work done) +5% by dollars (work done) -5% by dollars (work done) Commercial (addressable) Flat Flat +2% by dollars (work done)

Source: ABS, Abraham Akra

Eastern seaboard has continued robust growth.

Economic headwinds in other states are a drag on construction.

In net terms, this means market is essentially flat / near its peak.

… coupled with structural changes in the market…

Apartment living:

changed consumer preference, trade of place vs space, and proximity to employment.

Source: ABS

Smaller lot housing:

response to affordability issues.

Source: UDIA

… which are impacting the demand for building products

A change in construction starts… …impacts addressable external wall area

250,000

+7% Insights

200,000 Over the past decade,

Area •

58,697 detached housing starts have 150,000 increased 2%, whereas

17,165

Starts 33,798 medium and high density are 29,503 Cladding forecast to increase by 98% of 100,000

This trend towards higher Number 50,000 106,659 109,041 External (SQM,000’s) density building is impacting the external addressable wall

—area

FY08 FY18f Adressable

FY08 FY18f • In total, the addressable

High Density Medium Density market size has only increased

High Density Medium Density Detached

Detached A&A by 7% over the decade.

Source: ABS, HIA Source: Abraham Akra – JH Market Analyst

In response, our unique demand generation model is key to growth…

James Hardie go to market

Differentiated Increased

Targeting the right Engaging in the Growth focused Sustainable products and on-the-wall segments path to purchase tools growth systems coverage

Evolving demand generation model coupling continuous improvement with transformational elements.

…bolstered by our investment in our customers

Customer Insights – industry leading understanding of the human factors driving the Australian built environment.

Customer Excellence – creating a market led culture.

Sales process excellence – transforming how we create value for our stakeholders.

Marketing effectiveness – talking to our stakeholders when they want us to and providing them what they need.

Differentiated product and system innovation enable growth

Track record of industry leading product and systems innovation.

Delivered through a significant investment in

Research and Development in Australia.

Providing a growth engine by delivering market valued solutions.

Linea™

Scyon™

Axon™

Stria™

Matrix™

Axent™ Trim

Secura™ Exterior

Secura™ Interior

EasyLap™

express PVC joiners

Axon™ 400

Stria™ wide

Hardiebreak™

Axon™ grained

Stria™ splayed

Hardiewrap™

HardieSmart™ 1.0

Stone backer board

HardieDeck™

HardieEdge™

Stria™ stone

HardieSmart™ 2.0

2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

James Hardie cladding products revenue have grown at 10% CAGR since Scyon™ range launch

HardieSmart™ sales run-rate up 30% since 2.0 launch

Structural walling – a recent bolt-on M&A

Ritek® wall systems – acquired in

February 2017, now part of James

Hardie Systems.

Permanent formwork walling system for medium and high density construction, using fibre cement skin and proprietary core.

Proven solution that delivers speed, finished wall cost and durability.

Acquisition builds on our robust understanding of the business and market as a long-term supplier.

Local manufacturing is a cornerstone of our ability to provide the RIGHT products to transform the way Australians build

Local manufacturing focused on meeting our market needs

Responsive to demand – capacity and range

Focused on investing where we can create value

Our manufacturing strategy aligns with our market objectives

Organisational Capability Develop organisation

capability to enable Safety First People Hardie Advantage execution

Deliver on Brand Ongoing Pursuit of Asset Utilization Lowest Cost Promise

No compromise on Maximise Availability Maximise Yield quality Deliver

Maximise Activity manufacturing Minimise Input Costs Product delivered in- excellence to full on-time in- Minimise Defects manage complexity Eliminate Waste specification

Invested in capacity to meet the market needs

Recent phased capital investment of A$89M in our facility at Carole Park, Queensland.

Increasing capacity to align with market demand.

In full operational phase—delivering incremental capacity to fulfil our primary demand growth / structural demand, though efficiency issues impacted the commissioning phase.

James Hardie – a growth business in a mature market

An unwavering focus on the health and safety of our people.

A long standing commitment to and track record of market valued innovation.

A unique market development model, transforming the Australian way to build.

A commitment to local manufacturing, investing in capacity and quality.

QUESTIONS